EXHIBIT (a)(1)(ix)
April 12, 2005
Dear Shareholder:
      We are offering to purchase up to 128,832 of our common shares (approximately 15.0% of our currently outstanding shares) from our shareholders at a cash price of $66.00 per share. A copy of the Offer to Purchase and the related materials are enclosed.
      If you own less than 100 shares (excluding shares held indirectly in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan) and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 128,832 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.
      In October 2004 we divested our wholly-owned subsidiary, Bank of Washtenaw, for $15.1 million. This resulted in a substantial gain to us and has resulted in excess capital. We are making this offer because we believe that the purchase of our common shares will result in a more optimal capital structure. By reducing the amount of our equity capital and the number of outstanding shares, we anticipate that we can increase our return on equity and earnings per share, assuming continued profitability. We believe that our offer will also provide liquidity to you by giving you an opportunity to sell all or part of your investment in our shares on potentially more favorable terms than would otherwise be available.
      We encourage each shareholder to read carefully the Offer to Purchase and related materials before making any decision with respect to the tender offer. Neither we nor our Board of Directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged Donnelly Penman & Partners to serve as the Information Agent and Dealer Manager.
      Representatives from Donnelly Penman & Partners may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Donnelly Penman & Partners, toll free, at (866) 440-2482. If you intend to deliver documents to the depositary, American Stock Transfer & Trust Company, by mail, we recommend that you use registered mail with return receipt requested, properly insured.
      Unless otherwise extended, the offer will expire at 5:00 p.m. Eastern time, on Friday, May 20, 2005. We again encourage you to read carefully the enclosed materials.

Sincerely,

Douglas L. Kapnick
Chairman of the Board